PRIMERO MINING CORP.

Suite 1640, One Bentall Centre
505 Burrard Street,
Vancouver, BC V7X 1M6

T 604 669 0040 F 604 669 0014

October 25, 2013

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Ms. Tia L. Jenkins
Senior Assistant Chief Accountant,
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission

Re:	Primero Mining Corp.
Form 40-F for the Year Ended December 31, 2012
Filed April 2, 2013
Response Dated September 20, 2013
File No. 001-35278

Dear Ms. Jenkins:

We hereby acknowledge receipt of the comment letter dated October 18, 2013 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission concerning the above captioned Response.

You have requested a response to your comments set out in the Comment Letter within 10 business days. As discussed with Suying Li, due to management’s schedules and other work commitments, we will be able to submit our response by November 8, 2013.

Please do not hesitate to contact me if you have any questions concerning the foregoing.

Yours truly,

“David Blaiklock”

David Blaiklock
Chief Financial Officer
Primero Mining Corp.